SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


               Entergy Australia DB 1A Pty Limited
              _____________________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:

   Laurence M. Hamric, Esq.           Frederick F. Nugent, Esq.
   Associate General Counsel          General Counsel
   Entergy Services, Inc.             Entergy Enterprises, Inc.
   639 Loyola Avenue                  Parkwood 2, 10055Grogan's Mill Road
   New Orleans, Louisiana 70113       The Woodlands, TX  77380

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Entergy Australia DB 1A Pty Limited ("Entergy Australia") a corporation organized under Australian Law, hereby notifies the Securities and Exchange Commission (the "Commission") that Entergy Australia is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1. Name, Business Address, Facilities and Ownership

      The name and business address of the company claiming FUCO status is:

        Entergy Australia DB 1A Pty Limited
        Level 54, Governor Phillip Tower
        1 Farrar Place
        Sydney, New South Wales, Australia 2000

     Entergy Australia was organized for the purpose of acquiring and holding certain of Entergy's investments in foreign utility companies.

     At the current time, the only such investment owned by Entergy Australia is an interest in United Energy Limited, a publicly listed utility engaged in the management and distribution of electricity in the State of Victoria, Australia. Entergy will own, indirectly through Entergy Australia, 1,000 shares of the common stock of United Energy Limited. Other than Entergy and its subsidiaries, no person holds a 5% or more voting interest in Entergy Australia.

     United Energy Limited is the first electric business listed on the Australian Stock Exchange. Approximately 42% of the company was sold to the public at large by an initial public offering in May of 1998. The remaining 58% is owned by Utilitcorp, a public utility holding company formed under the laws of the United States and AMP, an insurance company formed under the laws of Australia. United Energy Limited is an electric distribution utility serving approximately 546,000 customers in the State of Victoria, Australia. A majority of its sales are earned from its regulated distribution network business. The regulated distribution business and connection charges for access to its distribution system are regulated by the Office of the Regulator General.

Item 2.   Domestic Associate Public-Utility Companies of Entergy
          Australia and their relationship to Entergy Australia

        The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of Entergy Australia: Entergy Arkansas, Inc. ("EAI"), Entergy Gulf States, Inc. ("EGSI"), Entergy Louisiana, Inc. ("ELI"), Entergy New Orleans, Inc. ("ENOI"), Entergy Mississippi, Inc. ("EMI"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI"), and Entergy Operations, Inc. ("EOI")(EAI, EGSI, ELI, ENOI, EMI, Arklahoma, SERI, EPI and EOI are collectively referred to as "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Entergy Australia.

EXHIBIT A.          State Certification

Not Applicable.

                           SIGNATURES

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                         ENTERGY POWER DEVELOPMENT CORPORATION

                              By: /s/ Frederick F. Nugent
                                  Frederick F. Nugent
                                  Secretary
Dated: September 9, 1999